FIRST AMENDMENT TO LOAN AGREEMENT

This FIRST AMENDMENT TO LOAN AGREEMENT (this “Agreement”) is made and entered into as of April 5, 2010, by and among H.I.G. All American, LLC, a Delaware corporation (the “Lender”), Coachmen Industries, Inc., an Indiana corporation (“Coachmen”), All American Homes, LLC, an Indiana limited liability company, All American Homes of Colorado, LLC, a Colorado limited liability company, All American Homes of Georgia, LLC, a Georgia limited liability company, All American Homes of Indiana, LLC, an Indiana limited liability company, All American Homes of Iowa, LLC, an Iowa limited liability company, All American Homes of North Carolina, LLC, a North Carolina limited liability company, All American Homes of Ohio, LLC, an Ohio limited liability company, All American Building Systems, LLC, an Indiana limited liability company, All American Specialty Vehicles, LLC, an Indiana limited liability company, Coachmen Motor Works, LLC, an Indiana limited liability company, Coachmen Motor Works of Georgia, LLC, a Georgia limited liability company, Consolidated Building Industries, LLC, an Indiana limited liability company, Consolidated Leisure Industries, LLC, an Indiana limited liability company, Coachmen Operations, Inc., an Indiana corporation, Coachmen Properties, Inc., an Indiana corporation, Mod-U-Kraf Homes, LLC, a Virginia limited liability company, and Sustainable Designs, LLC, an Indiana limited liability company  (together with Coachmen, collectively, the “Borrowers”).  Unless otherwise specified, all capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Loan Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Lender and the Borrowers have executed and delivered that certain Loan Agreement, by and among the Lender, Coachmen and the other Borrowers, dated October 27, 2009 (as the same may be amended, restated, supplemented, or otherwise modified from time to time, the “Loan Agreement”), pursuant to which the Lender extended a line of credit to the Borrowers under the Revolving Notes and a term loan under the Tranche B Notes;

WHEREAS, as of the date hereof, the Events of Default under terms of the Loan Agreement identified on Exhibit A hereto have occurred and are continuing (collectively, the “Specified Defaults”);

WHEREAS, the Borrowers have requested, and the Lender has agreed, subject to the terms and conditions hereof, to waive the Specified Defaults and amend certain provisions of the Loan Agreement as set forth herein; and

WHEREAS, as a material inducement to the Lender to enter into this Amendment and as a condition precedent to the effectiveness hereof, (1) the parties have agreed to amend and restate the Tranche B Notes and the Warrants to have the terms and conditions set forth in Exhibits C and D, respectively, (2) Coachmen has agreed to issue additional Warrants to purchase 9,557,939 shares of Common Stock to the Lender as well as potentially additional Warrants in the future (collectively, the “New Warrants” and together with the existing Warrants, the “Warrants”) and (3) Coachmen has agreed to amend the Registration Rights Agreement, dated October 27, 2009, to include the shares of Common Stock issuable upon exercise of all the New Warrants (the “New Warrant Shares” and together with the existing Warrant Shares, the “Warrant Shares”).

NOW, THEREFORE, for and in consideration of the above premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Lender and the Borrowers hereby covenant and agree as follows:

SECTION 1. Confirmation by the Borrowers of Obligations and Specified Defaults.

(a) Each of the Borrowers acknowledges and agrees that as of the close of business on April 5, 2010, the aggregate balance of the outstanding Obligations under the Loan Agreement was $10,850,000.  The foregoing amount does not include all of the fees, expenses and other amounts which are chargeable or otherwise reimbursable under the Loan Agreement and other Transaction Documents.

(b) Each Borrower acknowledges and agrees that: (i) each of the Specified Defaults constitutes a material Event of Default that has occurred and is continuing, (ii) one or more Specified Default are not subject to any further grace or cure period, and (iii) except for the Specified Defaults, no other Defaults or Events of Default have occurred which remain continuing as of the date hereof.  But for the effectiveness of this Amendment, each of the Specified Defaults, (i) relieves the Lender from any obligation to extend any Revolving Loans or provide any other financial accommodations under the Loan Agreement or other Transaction Documents (including consenting to any Borrower’s use of cash collateral), (ii) is a Triggering Event, and (iii) permits the Lender to, among other things, (A) suspend or terminate any commitment to provide Revolving Loans or make other extensions of credit under any or all of the Loan Agreement and the other Transaction Documents, (B) accelerate all or any portion of the Obligations, (C) continue to charge, and demand immediate payment of, interest on any and all of the Obligations, (D) commence any legal or other action to collect any or all of the Obligations from the Borrowers and/or any Collateral or any other property as to which any other Person granted the Lender a security interest therein as security for the Obligations or any guaranty thereof, (E) foreclose or otherwise realize on any or all of the Collateral, and/or appropriate, set-off and apply to the payment of any or all of the Obligations, any or all of the Collateral, and/or (F) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by any or all of the Loan Agreement, the other Transaction Documents or applicable law.

SECTION 2. Limited Waiver of Specified Defaults.  Subject to the terms and conditions set forth herein, the Lender hereby waives, on a one-time basis, the Specified Defaults.

SECTION 3. Amendments to Loan Agreement.

(a) Amendment to Section 1.20.  Section 1.20 of the Loan Agreement is hereby amended and restated so that it reads, in its entirety, as follows:

1.20           “Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the net income (loss) of such Person, for such period (excluding to the extent included therein (a) any extraordinary and/or one time or unusual and non-recurring gains or other items of income or, including without limitation, any income associated with accrual reversals or similar accounting gains from discontinued operations, and (b) any non cash losses acceptable to the Lender) after deducting all charges which should be deducted before arriving at the net income (loss) for such period and, without duplication, after deducting the Provision for Taxes for such period, all as determined in accordance with GAAP.  For the purposes of this definition, net income excludes (a) any gain, income or non-cash loss, together with any related Provision for Taxes for such gain, income or non-cash loss, (i) realized upon the sale or other disposition of any assets that are not sold in the ordinary course of business (including, without limitation, dispositions pursuant to sale and leaseback transactions) or of any Capital Stock of such Person, or (ii) resulting from noncash impairment charges attributable to distressed or under utilized assets and (b) any net income realized or loss incurred as a result of changes in accounting principles or the application thereof to such Person.

(b) Amendment to Section 1.25.  Section 1.25 of the Loan Agreement is hereby amended and restated so that it reads, in its entirety, as follows:

1.25           “EBITDA” shall mean, as to any Person, with respect to any period, an amount equal to: (a) the Consolidated Net Income of such Person for such period, plus (b) depreciation, amortization and other non-cash charges (including, but not limited to, deferred non cash compensation) and for such period acceptable to the Lender or attributable to the Borrowers’ discontinued recreational vehicle operations and not scheduled to be paid on or before November 1, 2010; plus (c) Interest Expense for such period; plus (d) the Provision for Taxes for such period; plus (e) the transaction fees paid pursuant to Section 2.1(e)(ii) hereof or pursuant to this Amendment plus (f) any consultant’s fees and expenses paid by the Borrowers to consultants retained by the Lenders pursuant to Section 8.40 (in the case of (b) through (f) to the extent deducted in the computation of Consolidated Net Income of such Person).

(c) Amendment to Section 1.49.  Section 1.49 of the Loan Agreement is hereby amended and restated so that it reads, in its entirety, as follows:

1.49           “Interest Expense” shall mean, for any period, as to any Person, as determined in accordance with GAAP, the total interest expense of such Person, whether paid or accrued during such period (including the interest component of Capital Leases for such period), including, without limitation, interest expense associated with discounts in connection with the sale of any Accounts, bank fees, commissions, discounts and other fees and charges owed with respect to letters of credit, banker’s acceptances or similar instruments, but excluding any non-cash interest expense resulting from accounting adjustments to the recorded value of the Warrants or the Notes (or any other securities or property delivered to the Lender by a Borrower in connection with the Transaction Documents) occurring after the initial Closing Date.

(d) Addition of Section 3.2(h).  A new Section 3.2(h) is hereby added to the Loan Agreement immediately following the existing Section 3.2(g) of the Loan Agreement, and reads, in its entirety, as follows:

(h)           The conditions set forth in either (i) or (ii) below, whichever is applicable, are satisfied as of such subsequent Closing Date.

(i) If on such subsequent Closing Date, and after giving effect to the Revolving Loan to be delivered thereon, the outstanding principal balance on the Revolving Notes is and will be no greater than $3,000,000, then as of such subsequent Closing Date, the EBITDA of Coachmen and its consolidated Subsidiaries, as calculated at the end of each calendar month, for a minimum of three or more consecutive periods specified below, and after achievement of such three period minimum for each subsequent period thereafter (except for those periods that have not yet ended as of such subsequent Closing Date), shall not have been less than the EBITDA set forth below opposite the month shown for each such period below, such amount to be applicable for the month shown for such period and, with respect to the periods described in 3.2(h)(i)(I) through (M), for the two months immediately subsequent to such month, and in all cases calculated for the number of months specified for such period:

(A)	For the one month ended January 31, 2010 ($1,000,000);

(B)	For the two months ended February 28, 2010, ($2,000,000);

(C)	For the three months ended March 31, 2010, ($2,300,000);

(D)	For the four months ended April 30, 2010, ($1,850,000);

(E)	For the five months ended May 31, 2010, ($1,350,000);

(F)	For the six months ended June 30, 2010, ($1,300,000);

(G)	For the seven months ended July 31, 2010, ($500,000);

(H)	For the eight months ended August 31, 2010, $0;

(I)	For the nine months ended September 30, 2010, $600,000;

(J)	For the twelve months ended December 31, 2010, $2,625,000;

(K)	For the twelve months ended March 31, 2011, $4,425,000;

(L)	For the twelve months ended June 30, 2011, $5,500,000; and

(M)	For the twelve months ended October 30, 2011, $6,500,000.

(ii) If on such subsequent Closing Date, or after giving effect to the Revolving Loan to be delivered thereon, the outstanding principal balance on the Revolving Notes is or will be greater than $3,000,000, then as of such subsequent Closing Date, the EBITDA of Coachmen and its consolidated Subsidiaries, as calculated at the end of each calendar month, for the periods specified below (except for those periods that have not yet ended as of such subsequent Closing Date), shall not be less than the EBITDA set forth below opposite each such month shown below, such amount to be applicable for the month shown and for the two months immediately subsequent to such month, and in all cases calculated for the number of months specified below:

(A)	For the six months ended March 31, 2010, $1,000,000;

(B)	For the three months ended March 31, 2010, $1,675,000;

(C)	For the six months ended June 30, 2010, $2,500,000;

(D)	For the nine months ended September 30, 2010, $3,550,000;

(E)	For the twelve months ended December 31, 2010, $4,725,000;

(F)	For the twelve months ended March 31, 2011, $7,110,000;

(G)	For the twelve months ended June 30, 2011, $9,000,000; and

(H)	For the twelve months ended October 30, 2011, $10,800,000;

provided, that if the Borrowers fail to satisfy Section 3.2(h)(ii)(A), the Borrowers may subsequently satisfy this condition once Coachmen and its consolidated Subsidiaries’ cumulative EBITDA since October 1, 2009 exceeds $1,000,000 for the next two consecutive months, and thereafter Section 3.2(h)(ii)(A) shall be deemed satisfied for purposes of determining satisfaction of this Section 3.2(h).

The Borrowers and the Lender acknowledge and agree that (a) prior to the date of this Amendment, the Lender was obligated to purchase and pay for Revolving Loans only upon the Borrowers’ satisfaction of the higher EBITDA thresholds now set forth in Section 3.2(h)(ii), regardless of the amount outstanding on the Revolving Notes at the time of borrowing and (b) after the date of this Amendment, the Lender’s obligation to purchase and pay for Revolving Loans will be subject to the applicable financial thresholds of either Section 3.2(h)(i) or (ii), depending on the outstanding principal balance on the Revolving Notes as provided above.  As an inducement to the Lender to agree to purchase and pay for up to $3 million of Revolving Loans upon the Borrowers’ satisfaction of the lower EBITDA thresholds of Section 3.2(h)(i), the Borrowers have agreed that on each subsequent Closing Date in which they are permitted to borrower under Section 3.2(h)(i), but would not be permitted to borrow under Section 3.2(h)(ii), Coachmen shall issue to the Lender, contemporaneously with the funding of such Revolving Loan and for each $1 million funded, additional Warrants representing two and one-half percent (2.5%) of the outstanding Common Stock on a Fully-Diluted Basis (calculated without taking into account the issuance of such Warrants).

(e) Amendment to Section 8.21.  Section 8.21 of the Loan Agreement is hereby amended and restated so that it reads, in its entirety, as follows:

8.21           Financial Covenants.

(a)           EBITDA.  The Borrowers shall not permit EBITDA of Coachmen and its consolidated Subsidiaries, as calculated at the end of each calendar month, for the periods specified below, to be less than the EBITDA set forth below opposite each such month shown below, such amount to be applicable for the month shown and, with respect to 8.21(a)(ix) through (a)(xiii), for the two months immediately subsequent to such month, and in all cases calculated for the number of months specified below:

(i)           For the one month ended January 31, 2010 ($1,000,000);

(ii)           For the two months ended February 28, 2010, ($2,000,000);

(iii)           For the three months ended March 31, 2010, ($2,300,000);

(iv)           For the four months ended April 30, 2010, ($1,850,000);

(v)           For the five months ended May 31, 2010, ($1,350,000);

(vi)           For the six months ended June 30, 2010, ($1,300,000);

(vii)           For the seven months ended July 31, 2010, ($500,000);

(viii)           For the eight months ended August 31, 2010, $0;

(ix)           For the nine months ended September 30, 2010, $600,000;

(x)           For the twelve months ended December 31, 2010, $2,625,000;

(xi)           For the twelve months ended March 31, 2011, $4,425,000;

(xii)           For the twelve months ended June 30, 2011, $5,500,000; and

(xiii)           For the twelve months ended October 30, 2011, $6,500,000.

(b)           Fixed Charge Coverage Ratio.  The Borrowers shall not permit the Fixed Charge Coverage Ratio of Coachmen and its consolidated Subsidiaries, as calculated at the end of each calendar month, for the periods specified below, to be less than the ratio set forth below opposite each such month shown below, such ratio to be applicable for the month shown and for the two months immediately subsequent to such month, and calculated for the number of months specified below:

(ii)           For the nine months ended September 30, 2010, 0.5 to 1.00;

(iii)           For the twelve months ended December 31, 2010, 1.05 to 1.00;

(iv)           For the twelve months ended March 31, 2011, 1.15 to 1.00;

(v)           For the twelve months ended June 30, 2011, 1.25 to 1.00; and

(vi)           For the twelve months ended October 30, 2011, 1.50 to 1.00.

(c)           Leverage Ratio.  The Borrowers shall not permit the Leverage Ratio of Coachmen and its consolidated Subsidiaries, as calculated at the end of each calendar month, for any period set forth below, to be greater than the ratio set forth below opposite each such month shown below, such ratio to be applicable to the month shown and the two months immediately subsequent to such month and calculated for the number of months specified below:

(i)    For the nine months ended September 30, 2010, 20 to 1.00;

(ii)    For the twelve months ended December 31, 2010, 4.7 to 1.00;

(iii)    For the twelve months ended March 31, 2011, 2.50 to 1.00;

(iv)    For the twelve months ended June 30, 2011, 2.00 to 1.00; and

(v)    For the twelve months ended October 30, 2011, 1.75 to 1.00.

(f) Addition of Section 8.40.  A new Section 8.40 is hereby added to the Loan Agreement immediately following the existing Section 8.39 of the Loan Agreement, and reads, in its entirety, as follows:

8.40           Financial Consultant.  The Lender shall have the right to retain a financial consultant of its choosing for to review the financial performance and cash usage of the Borrowers, recommend changes to the Borrowers’ policies and procedures, and perform such other tasks as the Lender shall determine in its reasonable discretion.  The Borrowers shall promptly pay all fees and expenses of such financial consultant as they become due. Lender agrees that any amounts paid by the Borrowers hereunder shall be excluded from any EBITDA calculations reviewed for compliance with the Loan Agreement, as amended.

(g) Addition of Section 9.5(c).  A new Section 9.5(c) is hereby added to the Loan Agreement immediately following the existing Section 9.5(b) of the Loan Agreement, and reads, in its entirety, as follows:

(c)           Commencing on the later of (i) June 30, 2010 or (ii) the seventh day after the $3 million of restricted cash held in connection with the Liberty bond and related letter of credit is released to the Borrowers in full, and thereafter on each subsequent September 30, December 31, March 31 and June 30 of each year until the Obligations are paid in full and the Loan Agreement has been terminated, upon Lender’s written demand the Borrowers shall fund $500,000 into an account under the exclusive control of the Lender and subject to no Liens other than the first priority Liens of the Lender (the “Sinking Fund”).  The Lender agrees that no interest shall accrue on that portion of the principal amount of the Tranche B Notes equal to the amount of the Sinking Fund in such account.

(h) Addition of Section 10.1(o).  A new Section 10.1(o) is hereby added to the Loan Agreement immediately following the existing Section 10.1(0) of the Loan Agreement, and reads, in its entirety, as follows:

(o)           Either (i) Coachmen shall fail to call a special meeting of its board of directors and stockholders to amend its articles of incorporation to increase the number of authorized shares of Common Stock to 100 million shares or more by August 31, 2010, and if such amendment is not passed at such meeting, failed to have called a second meeting of its stockholders for the same purpose, after sixty (60) days notice from the Lender or (ii) at any time after such increase in authorized shares of common stock, Coachmen shall not have a sufficient number of authorized and unissued shares of Common Stock to satisfy in full (A) the exercise of all outstanding Warrants and Warrants required to be issued to the Lender and (B) the conversion of the Tranche B Notes into Common Stock.

SECTION 4. Issuance of New Warrants.

(a) Pursuant to the Tranche B Note, the Lender was entitled to receive $1.5 million of additional Common Stock (the “Default Shares”) if the Borrowers breached Section 8.21(a) of the Loan Agreement prior to the Lender converting the Tranche B Note into shares of Common Stock.  The Borrowers have breached Section 8.21(a) prior to the date of this Amendment.  The Borrowers and the Lender have agreed that in lieu of issuing the Default Shares to the Lender, Coachmen shall issue to the Lender a New Warrant, in the form of Exhibit B hereto, to purchase 1,071,429 shares of Common Stock.  The Lender acknowledges and agrees that upon issuance of the New Warrant for 1,071,429 shares of Common Stock to the Lender, Coachmen shall no longer have any obligation to issue any Default Shares.

(b) The Borrowers acknowledge and agree that (i) the Tranche B Note had an adjustment to its conversion price in Section 4(e)(iii) that reduced the conversion price of the Tranche B Note if Coachmen’s average stock price fell below the then existing conversion price, and (ii) in exchange for deleting this conversion price adjustment, Coachmen will issue Additional Warrants to the Lender.  In addition to the foregoing and in exchange for the waiver of the Specified Defaults and other accommodations herein, Coachmen shall issue to the Lenders New Warrants for 8,486,510 shares of Common Stock.

(c) The issuance of the New Warrants has been duly and validly authorized and is not in violation of any state or federal law or any rights (including without limitation pre-emptive rights) of any Person. When issued to the Lender the Conversion Shares and the New Warrant Shares will (i) be duly and validly authorized, (ii) upon payment of the applicable conversion price or exercise price, be fully paid and non-assessable and (iii) not have been issued in violation of any state or federal law or any rights (including without limitation pre-emptive rights) of any Person.  No later than August 31, 2010, Coachmen shall have authorized and reserved, and shall thereafter continue to reserve, free of any preemptive rights, liens, security interests or encumbrances of any kind, a sufficient number of its authorized but previously unissued shares of Common Stock to satisfy the right of the Lender (or its transferee) to (i) exercise the New Warrants and any other Warrants outstanding or issuable to the Lender into shares of the Common Stock and (ii) convert the Tranche B Notes into shares of the Common Stock.

(d) Each of the Borrowers hereby acknowledges and agrees (i) that the issuance of the New Warrants will trigger the anti-dilution protections and other provisions set forth in Section 4(e) of the Tranche B Notes and Section 3.3 of the existing Warrant to the same extent as if the issuance of the New Warrants were to a Person not affiliated with the Lender, (ii) the existing conversion price of the Tranche B Notes immediately prior to the date hereof was $0.979 and (iii) after taking into account the aforementioned adjustments, the correct conversion price is $0.612.  Consequently, the parties are amending and restating both the Tranche B Notes and the existing Warrant to reflect such adjustments.

SECTION 5. Payment of Closing Fee.  The Borrowers acknowledge and agree that $200,000 of the Closing Fee owed to the Lender in connection with the initial Closing of the Loan Agreement remains outstanding and unpaid.  As an inducement to the Lender to enter into and perform this Amendment, the Borrowers have agreed to pay the remaining $200,000 portion of the Closing Fee immediately upon receiving demand for payment from the Lender.

SECTION 6. Mortgage Release.  At the closing of the Borrowers’ sale of the real property located at 24 Powder Mill Place, Rocky Mount, VA 24151, and subject to the full proceeds of such sale being either (a) applied to the purchase of replacement property reasonably acceptable to the Lender within 180 days, (b) used to pay any outstanding fees and expenses due and owing under this Amendment or (c) placed in an escrow account acceptable to the Lender, the Lender shall release it mortgage on such property and permit the Borrowers to consummate such sale.

SECTION 7. Future Breaches of Section 8.21.  If after the date hereof the Borrowers are at any time in breach of any of the financial covenants in Section 8.21 of the Loan Agreement, but are not at such time in breach of or in Default under any other provision of any Transaction Document, then the Lender agrees to waive such breach in the following limited circumstances:

(a)           If the EBITDA Shortfall does not exceed $500,000, then the Borrowers may pay to the Lender $50,000 each month for a waiver of such Default for such month until such breach is no longer continuing or has been permanently waived in writing by Lender.

(b)           If the EBITDA Shortfall is greater than $500,000 but less than $1,000,000, then (i) the Borrowers may pay to the Lender each month the waiver fee in Section 7(a) and (ii) Coachmen may issue additional Warrants to the Lender representing one percent (1%) of the outstanding Common Stock on a Fully-Diluted Basis (calculated without taking into account the issuance of such shares), for a waiver of such Default for such month until such breach is no longer continuing or has been permanently waived in writing by Lender.

(c)           If the EBITDA Shortfall is greater than $1,000,000, or if the Borrowers commit any other breach of any Transaction Document (or are otherwise in Default thereunder), the Lender shall be entitled to exercise all remedies available to it under the Loan Agreement, any other Transaction Document, applicable law or principles of equity.

For purposes of this Section 7, “EBITDA Shortfall” shall mean, with respect to any applicable testing period in Section 8.21, the amount by which EBITDA of Coachmen and its consolidated Subsidiaries, was less than the minimum amount of EBITDA required for such period.  The Borrowers acknowledge and agree that EBITDA covenants in Section 8.21 are cumulative calculations.

SECTION 8. Amendments to Tranche B Note, Warrant and Registration Rights Agreement.  Concurrently with the execution of this Amendment, the Borrowers and the Lender are (a) amending and restating the Tranche B Note by entering into an Amended and Restated 20% Senior Secured Convertible Tranche B Note in the form of Exhibit C hereto, (b) amending and restating the existing Warrant by entering into an Amended and Restated Common Stock Purchase Warrant in the form of Exhibit D hereto, and (c) amending the Registration Rights Agreement by entering into a First Amendment to Registration Rights Agreement in the form of Exhibit E hereto.

SECTION 9. Going Concern Qualification; Project Bonds.  The Lender acknowledges and agrees that (a) any going concern qualification in Coachmen’s audited financial statements for fiscal 2009 is a Specified Default that is waived on a one-time basis pursuant to Section 2 of this Amendment, (b) any requirement of increased collateralization for the Borrowers’ project bonds that results from the going concern qualification described in (a) above shall not be considered a Default of Event of Default under any Transaction Document, and (c) it shall use its reasonable efforts to assist the Borrowers in convincing their bonding company to maintain its required collateral at twenty-five percent (25%) of its bonded projects.

SECTION 10. Ownership Change.  The Lender acknowledges and agrees that the Borrowers make no representation or warranty (whether pursuant to Section 6.25 of the Loan Agreement or otherwise) as to whether the issuance of the New Warrants (and any related adjustments to the Tranche B Notes or existing Warrants) will, when aggregated with the Lender’s ownership of the Tranche B Notes and existing Warrants, result in an “ownership change” of Coachmen, as defined in Section 382(g) of the Code

SECTION 11. General Release; Indemnity.

(a) In consideration of, among other things, the Lender’s execution and delivery of this Amendment, except for the obligations of the Lender under this Amendment, each of the Borrowers, on behalf of itself and its successors and assigns (collectively, “Releasors”), hereby forever agrees and covenants not to sue or prosecute against any Releasee (as defined below), and hereby forever waives, releases and discharges to the fullest extent permitted by law, each Releasee (as defined below) from any and all claims (including, without limitation, crossclaims, counterclaims, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential and punitive damages, demands, agreements, bonds, bills, specialties, covenants, controversies, variances, trespasses, judgments, executions, costs, expenses or claims whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity, against the Lender (in any capacity) and its Affiliates, and their respective successors and assigns and each and all of the officers, directors, employees, consultants, agents, attorneys and other representatives of each of the foregoing (collectively, the “Releasees”), based in whole or in part on facts, whether or not now known, existing on or before the date hereof, that relate to, arise out of, or otherwise are in connection with (i) any aspect of the business, operations, assets, properties, affairs or any other aspect of any of the Borrowers or their Subsidiaries, (ii) any aspect of the dealings or relationships between or among the Borrowers and their Affiliates, on the one hand, and the Lender, on the other hand, or (iii) any or all of the Transaction Documents or any transactions contemplated thereby or any acts or omissions in connection therewith.  The receipt by the Borrowers of any Revolving Loans or other financial accommodations made by the Lender on or after the date hereof shall constitute a ratification, adoption, and confirmation by each of the Borrowers of the foregoing general release of all Claims against the Releasees which are based in whole or in part on facts, whether or not now known or unknown, existing on or prior to the date of receipt of any such Revolving Loans or other financial accommodations.  In entering into this Amendment, the Borrowers consulted with, and have been represented by, legal counsel, and expressly disclaim any reliance on any representations, acts or omissions by any of the Releasees and hereby agree and acknowledge that the validity and effectiveness of the release set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity hereof.  The provisions of this Section 11 shall survive the termination of this Amendment, the Loan Agreement, the other Transaction Documents and payment in full of the Obligations.

(b) In addition to, and without limiting, their respective indemnification obligations under the Transaction Documents, each of Borrowers hereby agrees that it shall be obligated jointly and severally to indemnify and hold harmless the Releasees with respect to any and all Losses of any kind or nature whatsoever incurred by the Releasees, or any of them, whether direct, indirect or consequential, as a result of or arising from or relating to any proceeding by, or on behalf of any Person, including, without limitation, the respective officers, directors, agents, trustees, creditors, partners or shareholders of any Borrower, any other Borrower or any of their Subsidiaries, whether threatened or initiated, in respect of any claim for legal or equitable remedy under any statue, regulation or common law principle arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of this Amendment or any other document executed in connection herewith; provided, that the Borrowers shall not have any obligation to indemnify or hold harmless any Releasee hereunder with respect to liabilities to the extent they: (i) result from the gross negligence or willful misconduct of that Releasee as finally determined by a court of competent jurisdiction, or (ii) result from any breach of this Amendment by the Lender as finally determined by a court of competent jurisdiction.  If and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrowers agree to make the maximum contribution to the payment and satisfaction thereof which is permissible under applicable law.  The foregoing indemnity shall survive the termination of this Amendment, the Loan Agreement, the other Transaction Documents and the payment in full of the Obligations.

SECTION 12. Conditions Precedent.  This Amendment shall become effective only upon the later to occur of: (a) execution and delivery of this Amendment and the Amended and Restated Tranche B Note by the Lender and each of the Borrowers; (b) the issuances of the Amended and Restated Warrants and the New Warrant; (c) the Borrowers’ delivery to the Lender of the Perfection Certificate required pursuant to Section 16 and (d) the Borrowers’ payment of all of the Lender’s costs and expenses associated with this Amendment (including fees and expenses of counsel).

SECTION 13. Representations and Warranties of the Borrowers.  To induce the Lender to execute and deliver this Amendment, each Borrower represents, warrants and covenants that:

(a)           the execution, delivery and performance by such Borrower and each of the other Borrowers of this Amendment and all documents and instruments delivered in connection herewith and the Loan Agreement and all other Transaction Documents have been duly authorized, and this Amendment and all documents and instruments delivered in connection herewith and the Loan Agreement and all other Transaction Documents have been duly executed and delivered and are legal, valid and binding obligations of the Borrowers party thereto, enforceable against such Borrowers in accordance with their respective terms, except as the enforcement thereof may be subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law);

(b)           except with respect to the Specified Defaults, each of the representations and warranties contained in the Loan Agreement and the other Transaction Documents is true and correct in all material respects on and as of the date hereof as if made on the date hereof, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date, and each of the agreements and covenants in the Loan Agreement and the other Transaction Documents is hereby reaffirmed with the same force and effect as if each were separately stated herein and made as of the date hereof;

(c)           neither the execution, delivery and performance of this Amendment and all documents and instruments delivered in connection herewith, nor the consummation of the transactions contemplated hereby or thereby, does or shall contravene, result in a breach of, or violate (i) any provision of any Borrower’s corporate charter, bylaws, operating agreement, or other governing documents, (ii) any law or regulation, or any order or decree of any Governmental Authority, or (iii) any indenture, mortgage, deed of trust, lease, agreement or other instrument to which any Borrower is a party or by which any Borrower or its respective property is bound;

(d)           The Lender’s security interest in the Collateral continues to be a valid, binding and enforceable first-priority security interest securing the Obligations (subject only to Permitted Encumbrances), and no Tax or judgment liens are currently of record against any Borrower;

(e)           The Perfection Certificate and the schedules thereto that have been delivered by the Borrowers to the Lender on the date hereof pursuant to Section 16 are true and correct on and as of the date hereof, and do not contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained therein not misleading; and

(f)           the recitals to this Amendment are true and correct.

SECTION 14. Ratification of Liability.  Each Borrower, as a debtor, grantor, pledgor, guarantor, assignor, or in any other similar capacities in which such Borrower grants liens or security interests in its properties or otherwise acts as an accommodation party or guarantor, as the case may be, under the Transaction Documents, hereby ratifies and reaffirms all of its payment and performance obligations and obligations to indemnify, contingent or otherwise, under each of such Transaction Documents to which such Borrower is a party, and each Borrower hereby ratifies and reaffirms its grant of liens on and security interests in its properties pursuant to the Transaction Documents to which it is a party as security for the Obligations, and confirms and agrees that such liens and security interests hereafter secure all of the Obligations, including, without limitation, all additional Obligations hereafter arising or incurred pursuant to or in connection with this Amendment, the Loan Agreement or any other Transaction Document.  Each Borrower further agrees and reaffirms that each of the Transaction Documents to which it is a party now applies to all Obligations, as modified by this Amendment (including, without limitation, all additional Obligations hereafter arising or incurred pursuant to or in connection with this Amendment, the Loan Agreement or any other Transaction Document).  Each Borrower (a) further acknowledges receipt of a copy of this Amendment and all other agreements, documents, and instruments executed in connection herewith, (b) consents to the terms and conditions of same, and (c) agrees and acknowledges that each of the Transaction Documents, as modified and effected hereby, remains in full force and effect and is hereby ratified and confirmed.  Except as expressly provided herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the Lender, nor constitute a waiver of any provision of any of the Transaction Documents, nor constitute a novation of any of the Obligations under the Loan Agreement or the other Transaction Documents.

SECTION 15. Reference to and Effect Upon the Loan Agreement and the Other Transaction Documents.

(a) Except as specifically modified hereby, all terms, conditions, covenants, representations and warranties contained in the Loan Agreement or any other Transaction Document, and all rights of the Lender and all of the Obligations, shall remain in full force and effect.  Each Borrower hereby confirms that the Loan Agreement and the other Transaction Documents are in full force and effect and that no Borrower has any right of setoff, recoupment or other offset or any defense, claim or counterclaim with respect to any of the Obligations or the Loan Agreement or any other Transaction Documents.

(b) Except as expressly set forth herein, the execution, delivery and effectiveness of this Amendment and any consents set forth herein shall not directly or indirectly (i) create any obligation to make any further Loans or to continue to defer any enforcement action after the occurrence of any future Default or Event of Default, (ii) constitute a consent or waiver of any past, present or future violations of any provisions of the Loan Agreement or any other Transaction Documents (other than any Specified Default), (iii) amend, modify or operate as a waiver of any provision of the Loan Agreement or any other Transaction Documents or any right, power or remedy of the Lender, as applicable, (iv) constitute a consent to any action that is otherwise prohibited by the Loan Agreement or any other Transaction Document, (v) constitute a course of dealing or other basis for altering any Obligations or any other contract or instrument.  Except as expressly set forth herein, the Lender reserves all of its rights, powers, and remedies under the Loan Agreement and the other Transaction Documents and/or applicable law.  All of the provisions of the Loan Agreement and the other Transaction Documents, including, without limitation, the time is of the essence provisions, are hereby reiterated, and if ever waived, reinstated.

(c) From and after the date hereof, (i) the term “Loan Agreement” in the Loan Agreement and any other Transaction Document shall mean the Loan Agreement, as amended by, among things, this Amendment, and (ii) the term “Transaction Documents” in the Loan Agreement and the other Transaction Documents shall include, without limitation, this Amendment and any agreements, instruments and other documents executed in connection herewith.  The parties hereto further agree that any breach of any term, condition, covenant, agreement, representation or warranty contained herein by any Borrower shall constitute an immediate Event of Default under the Loan Agreement.

SECTION 16. Updated Perfection Certificate; Perfection of Liens.  Concurrently with the execution of this Amendment, the Borrowers shall deliver to the Lender a Perfection Certificate in the form of Exhibit F hereto, which shall have been updated through the date hereof and be true, correct and complete in all material respects on and as of the date hereof.  If the Lender, in its sole discretion, determines that its security interest in any Collateral described in such Perfection Certificate is not adequately perfected, the Borrowers shall, at their own expense, promptly (a) comply with their obligations in Sections 4.2(a) through (j) of the Loan Agreement with respect to such Collateral and (b) take any other action reasonably requested by the Lender to create a first-priority perfected security interest in such Collateral in favor of the Lender.

SECTION 17. Costs and Expenses.  As provided in the Transaction Documents, the Borrowers shall reimburse the Lender promptly on demand for all reasonable fees, costs, charges and expenses, including the fees, costs and expenses of counsel and other reasonable expenses, incurred in connection with this Amendment and the other agreements and documents executed in connection herewith, and such reimbursement obligation shall constitute part of the Obligations.

SECTION 18. Miscellaneous Terms.

(a) Effect of Agreement.  Except as set forth expressly hereinabove, all terms of the Loan Agreement and the other Transaction Documents shall be and remain in full force and effect, and shall constitute the legal, valid, binding, and enforceable obligations of the Borrowers and the Lender.  Except to the extent otherwise expressly set forth herein, the amendments set forth herein shall have prospective application only from and after the date of this Amendment.

(b) No Novation or Mutual Departure.  The Lender and each of the Borrowers expressly acknowledges and agrees that (i) there has not been, and this Amendment does not constitute or establish, a novation with respect to the Loan Agreement or any of the other Transaction Documents, or a mutual departure from the strict terms, provisions, and conditions thereof, other than with respect to the specific amendments contained in Section 3 above and (ii) nothing in this Amendment shall affect or limit the Lender’s right to demand payment of liabilities owing from the Borrowers (or any of them) to the Lender under, or to demand strict performance of the terms, provisions, and conditions of, the Loan Agreement and the other Transaction Documents, to exercise any and all rights, powers and remedies under the Loan Agreement or the other Transaction Documents or at law or in equity, or to do any and all of the foregoing.

(c) Ratification.  Each of the Borrowers (i) hereby restates, ratifies, and reaffirms each and every term, covenant, and condition set forth in the Loan Agreement and the other Transaction Documents to which it is a party effective as of the date hereof and (ii) reaffirms that each and every representation and warranty made by it in the Loan Agreement and the other Transaction Documents is true and correct as though made on the date hereof (except with respect to representations and warranties made as of an expressed date, in which case such representations and warranties shall be true and correct as of such date).

(d) No Claims.  To induce the Lender to enter into this Amendment and waive the Specified Defaults, each of the Borrowers hereby acknowledges and agrees that, as of the date hereof, and after giving effect to the terms hereof, there exists no right of offset, defense, counterclaim, claim, or objection in favor of any Borrower arising out of or with respect to any of the Obligations.

(e) Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument.

(f) Fax or Other Transmission.  Delivery by one or more parties hereto of an executed counterpart of this Amendment via facsimile, telecopy, or other electronic method of transmission pursuant to which the signature of such party can be seen (including, without limitation, Adobe Corporation’s Portable Document Format) shall have the same force and effect as the delivery of an original executed counterpart of this Amendment.

(g) Further Assurances.  Each Borrower agrees to take such further actions as the Lender shall reasonably request from time to time to evidence the amendments set forth herein and the transactions contemplated hereby.

(h) Governing Law.  This Amendment shall be governed by and construed and interpreted in accordance with the internal laws of the State of Florida but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of Florida.

[Signature pages follow]

MIAMI 846255 v6 (2K)

IN WITNESS WHEREOF, each of the Borrowers and the Lender has caused this First Amendment to Loan Agreement to be duly executed as of the day and year first above written.

LENDER H.I.G. ALL AMERICAN, LLC By: /s/ Fabian de Armas Title: Vice President	BORROWERS COACHMEN INDUSTRIES, INC. By: /s/ Richard M. Lavers Title: Chief Executive Officer
ALL AMERICAN HOMES, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN HOMES OF COLORADO, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN HOMES OF GEORGIA, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN HOMES OF INDIANA, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN HOMES OF IOWA, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN HOMES OF NORTH CAROLINA, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN HOMES OF OHIO, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN BUILDING SYSTEMS, LLC By: /s/ Martin Miranda Title: Treasurer
ALL AMERICAN SPECIALTY VEHICLES, LLC By: /s/ Martin Miranda Title: Treasurer
COACHMEN MOTOR WORKS, LLC By: /s/ Martin Miranda Title: Treasurer
COACHMEN MOTOR WORKS OF GEORGIA, LLC By: /s/ Martin Miranda Title: Treasurer
CONSOLIDATED BUILDING INDUSTRIES, LLC By: /s/ Martin Miranda Title: Treasurer
CONSOLIDATED LEISURE INDUSTRIES, LLC By: /s/ Martin Miranda Title: Treasurer
COACHMEN OPERATIONS, INC. By: /s/ Martin Miranda Title: Treasurer
COACHMEN PROPERTIES, INC. By: /s/ Martin Miranda Title: Treasurer
MOD-U-KRAF HOMES, LLC By: /s/ Martin Miranda Title: Treasurer
SUSTAINABLE DESIGNS, LLC By: /s/ Martin Miranda Title: Treasurer

MIAMI 846255 v6 (2K)

Exhibit A

Specified Defaults

▪	Section 8.25 of the Loan Agreement dated October 27, 2009, by and among H.I.G. All American, LLC (“HIG”) and Coachmen Industries, Inc. and certain of its subsidiaries (the “Loan Agreement”):

o
Coachmen Industries, Inc. and certain of its subsidiaries failed to receive prior express permission for the Radford Place Apartments in Dubuque, Iowa, a project estimated at a total of $18 million dollars with a Phase 1 total of $2.3 million dollars.*

▪	Section 8.21 of the Loan Agreement:

o	Coachmen Industries, Inc. and certain of its subsidiaries failed to meet the criteria of the December 2009 EBITDA requirements.*

o	Coachmen Industries, Inc. and certain of its subsidiaries failed to meet the criteria of the January 2010 EBITDA requirements.

o	Coachmen Industries, Inc. and certain of its subsidiaries failed to meet the criteria of the February 2010 EBITDA requirements.

▪	Section 8.6(a)(i) of the Loan Agreement:

o	Coachmen Industries, Inc. and certain of its subsidiaries failed to present a compliance certificate for the month of January 2010.

o	Coachmen Industries, Inc. and certain of its subsidiaries failed to present a compliance certificate for the month of February 2010.

* Borrower and Lender disagree as to whether these events are Defaults under the Loan Agreement.  Notwithstanding this disagreement, the parties wish to resolve all of the above alleged Defaults.

MIAMI 846255 v6 (2K)